Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-204267

November 4, 2015

Sabre Corporation Announces Sale of Common Stock by Existing Shareholders and Repurchase of Common Stock

SOUTHLAKE, Texas, November 4, 2015 — Sabre Corporation (“Sabre” or the “Company”) (Nasdaq: SABR) today announced the secondary public offering of 30,000,000 shares of common stock by existing stockholders affiliated with TPG Global, LLC and Silver Lake Management Company II, L.L.C. (the “Selling Stockholders”). All of the shares are being sold on a pro rata basis by the Selling Stockholders in accordance with their current interests, and the Selling Stockholders will receive all of the net proceeds from this offering. No shares are being sold by the Company.

Subject to completion of the offering, Sabre will repurchase from the underwriter approximately $100 million of the 30,000,000 shares of common stock being sold by the Selling Stockholders. Sabre’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Selling Stockholders. Sabre expects to fund the share repurchase with the proceeds of an offering by its wholly-owned subsidiary, Sabre GLBL Inc., of 5.250% senior secured notes due 2023.

Morgan Stanley is acting as the sole underwriter for the offering. Morgan Stanley proposes to offer the shares of common stock from time to time for sale in one or more transactions on the NASDAQ Global Select Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A registration statement on Form S-3 (including a prospectus) relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”) and is effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement related to this offering, when available, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus department: 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Sabre Corporation

Sabre Corporation is the leading technology provider to the global travel and tourism industry. Sabre’s software, data, mobile and distribution solutions are used by hundreds of airlines and thousands of hotel properties to manage critical operations, including passenger and guest reservations, revenue management, flight, network and crew management. Sabre also operates a leading global travel marketplace, which processes more than $120 billion of estimated travel spend annually by connecting travel buyers and suppliers. Headquartered in Southlake, Texas, USA, Sabre serves customers in more than 160 countries around the world.

Cautionary Note Regarding Forward-Looking Statements

Any statements in this release regarding Sabre that are not historical or current facts are forward-looking statements. Such forward-looking statements convey Sabre’s current expectations or forecasts of future events. Forward-looking statements regarding Sabre involve known and unknown risks, uncertainties and other factors that may cause Sabre’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the Sabre’s annual report on Form 10-K, quarterly report on Form 10-Q for the period ended September 30, 2015, registration statement on Form S-3, and the documents incorporated by reference therein, including those described in the Sabre’s annual report under the headings “Risk Factors” and “Forward-Looking Statements” and in the registration statement under the headings “Risk Factors” and “Cautionary Note Regarding Forward-looking Statements.” Unless required by law, Sabre undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date of this press release.

Contacts:

Media

Daniel Duarte

214-236-9473

Investors

Barry Sievert

682-605-0214